UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2025
Commission File Number	001-41722

MAC COPPER LIMITED
(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade St. Helier, Jersey, JE4 9WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Incorporation By Reference

The information on pages [10-13] of Exhibit 99.1 under the headings “Message from the Chair” and “CEO’s Letter” (the “Excluded Sections”) is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act. The information included in Exhibit 99.1, other than in the Excluded Sections, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-276216) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Annual Financial Statements and Appendix 4E

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAC COPPER LIMITED
(Registrant)

Date:	February 24, 2025	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer